BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

April 4, 2022

BNY Mellon Investment Portfolios

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective April 29, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of MidCap Stock Portfolio (the "Fund"), a series of BNY Mellon Investment Portfolios (the "Trust") as follows:

Until April 29, 2023, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of neither class (excluding Rule 12b-1 fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.80%. On or after April 29, 2023, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Directors of the Trust and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to April 29, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

       James Bitetto

       Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT PORTFOLIOS

By: /s/ James Windels

      James Windels

      Treasurer